Exhibit 99.1

RRsat Global Communications Network Ltd.
______________

Notice of Annual General Meeting of Shareholders

June 28, 2011

To the Shareholders of
RRsat Global Communications Network Ltd.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of RRsat Global Communications Network Ltd. will be held on June 28, 2011 at 5:00 p.m. (Israel time), at the offices of Naschitz, Brandes & Co. located at 5 Tuval Street, 4th  floor,  Tel-Aviv  67897, Israel (the telephone number at that address is +972-3-623-5000).

The following matters are on the agenda for the meeting:

(1)	to reelect seven directors – the terms of our current directors (other than our Outside Directors) will expire at the meeting, and we are proposing to reelect seven directors;

(2)	to reappoint an observer to our Board of Directors and to approve his compensation;

(3)	to approve changes to the compensation of our Vice President – Sales and Marketing;

(4)	to approve an amendment to our 2006 Israel Equity Incentive Plan;

(5)	to approve the execution and delivery of a Chairman Services Agreement and the grant of options to the Chairman of our Board of Directors;

(6)	to approve an increase to the coverage of our directors and officers' (D&O) liability insurance policy;

(7)	to extend our management services agreement with our principal shareholders; and

(8)
to ratify the appointment and compensation of Somekh Chaikin, a member of KPMG International, as our independent public accountants for 2011 – Israeli law requires that we ask you, on an annual basis, to approve the appointment and compensation of our independent public accountants; when this proposal is raised, you will also be invited to discuss our 2010 consolidated financial statements.

You are entitled to vote at the meeting if you are a shareholder of record at the close of business on May 25, 2011.  You are also entitled to vote at the meeting if you hold Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on May 25, 2011, or which appears in the participant listing of a securities depository on that date.

You can vote your Ordinary Shares by attending the meeting or by completing and signing a proxy card.  Proxy cards will be distributed to shareholders after the record date together with a proxy statement which will include the full version of the proposed resolutions.

The seven directors nominated in proposal No. 1 will be elected by cumulative voting of the shareholders voting on this proposal in person or by proxy.  Each shareholder shall be entitled to as many votes as shall equal the number of Ordinary Shares held by such shareholder multiplied by seven (the number of directors to be elected).  Each shareholder may cast all of its votes for a single director nominee or may distribute its votes among any number of director nominees as it may see fit.  The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve proposals Nos. 2, 3, 5, 6, 7 and 8.  The affirmative vote of the holders of 75% of the voting power represented and voting in person or by proxy is required to approve proposal No. 4.  In addition, a special majority vote will be required for approval of proposals Nos. 2, 3 and 7.  In order to approve each of these proposals, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who do not have a personal interest in the relevant proposal, or the total shares of non-interested shareholders voted against the relevant proposal must not represent more than two percent of our outstanding Ordinary Shares.  Except as noted above with respect to proposal No. 1, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting.

This notice is being sent only to shareholders of record, in accordance with the requirements of the Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000.  We will distribute a proxy statement (which will include the full version of the proposed resolutions) and a proxy card to all shareholders after the record date for the meeting.  Shareholders may also review the proxy statement on our company's website at www.rrsat.com or at our principal executive offices stated above, upon prior notice and during regular working hours (telephone number: +972-8-861-0000) until the date of the meeting.

By Order of the Board of Directors,

DR. SHLOMO SHAMIR
Chairman of the Board of Directors

- ii -

RRsat Global Communications Network Ltd.

PROXY STATEMENT
______________

Annual General Meeting of Shareholders

June 28, 2011

We invite you to attend RRsat Global Communications Network Ltd.'s Annual General Meeting of Shareholders.  The meeting will be held on June 28, 2011 at 5:00 p.m. (Israel time), at the offices of Naschitz, Brandes & Co. located at 5 Tuval Street, 4th  floor,  Tel-Aviv  67897, Israel.

We are sending you this Proxy Statement because you hold Ordinary Shares, par value NIS 0.01 per share, of RRsat.  Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

The following matters are on the agenda for the meeting:

(1)	to reelect seven directors – the terms of our current directors (other than our Outside Directors) will expire at the meeting, and we are proposing to reelect seven directors;

(2)	to reappoint an observer to our Board of Directors and to approve his compensation;

(3)	to approve changes to the compensation of our Vice President – Sales and Marketing;

(4)	to approve an amendment to our 2006 Israel Equity Incentive Plan;

(5)	to approve the execution and delivery of a Chairman Services Agreement and the grant of options to the Chairman of our Board of Directors;

(6)	to approve an increase to the coverage of our directors and officers' (D&O) liability insurance policy;

(7)	to extend our management services agreement with our principal shareholders; and

(8)
to ratify the appointment and compensation of Somekh Chaikin, a member of KPMG International, as our independent public accountants for 2011 – Israeli law requires that we ask you, on an annual basis, to approve the appointment and compensation of our independent public accountants; when this proposal is raised, you will also be invited to discuss our 2010 consolidated financial statements.

How You Can Vote

You can vote your shares by attending the meeting or by completing and signing a proxy card.  Attached is the proxy card for the meeting that is being solicited by our Board of Directors.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at Reem, D.N. Shikmim 79813, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by June 28, 2011 at 6:59 A.M. (Israel time).  Unless you indicate otherwise in the proxy card, by signing and returning the proxy card you are certifying that:

•
Your holdings and your vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex F to RRsat's Special License No. 5-10439-0-96224 or Section 1(b) to Annex H to RRsat's Special License No. 5-10439-2-95049; and

•	You do NOT have a personal interest in the adoption of Proposals Nos. 2, 3 and 7.

Copies of the proxy card, the notice of the meeting and this proxy statement are available at http://www.amstock.com/ProxyServices/ViewMaterial.asp?CoNumber=15028.

Who Can Vote

You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on May 25, 2011.  You are also entitled to notice of the meeting and to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on May 25, 2011, or which appeared in the participant listing of a securities depository on that date.  We are mailing copies of this proxy statement and the proxy cards to our shareholders on or about May 26, 2011, and we will solicit proxies primarily by mail and email.  The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services.  We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and we will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

On May 25, 2011, we had outstanding 17,346,561 Ordinary Shares.  Except as described in proposal No. 1 below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting.  Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold Ordinary Shares representing at least one-third of our voting power.  This is known as a quorum.  If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one day (to the same time and place), or to a day, time and place proposed by our Board of Directors.  Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, provided they hold Ordinary Shares representing at least 10% of our voting power.  Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

The seven directors nominated in proposal No. 1 will be elected by cumulative voting of the shareholders voting on this proposal in person or by proxy.  Each shareholder shall be entitled to as many votes as shall equal the number of Ordinary Shares held by such shareholder multiplied by seven (the number of directors to be elected).  Each shareholder may cast all of its votes for a single director nominee or may distribute its votes among any number of director nominees as it may see fit.  The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve proposals Nos. 2, 3, 5, 6, 7 and 8.  The affirmative vote of the holders of 75% of the voting power represented and voting in person or by proxy is required to approve proposal No. 4.  In addition, a special majority vote will be required for approval of proposals Nos. 2, 3 and 7.  In order to approve each of these proposals, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who do not have a personal interest in the relevant proposal, or the total shares of non-interested shareholders voted against the relevant proposal must not represent more than two percent of our outstanding Ordinary Shares.  Please note, that under Israel's Companies Law, you are also deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal, and you are also deemed to have a personal interest in shares for which you have the right to vote pursuant to a power-of-attorney.  In addition, you are deemed to have a personal interest if a company, other than RRsat, that is affiliated to you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our Ordinary Shares.

If a shareholder holds Ordinary Shares through a bank or broker it is critical for that holder to cast a vote if that holder wants it to count in the election of directors (proposal No. 1 of this Proxy Statement).  In the past, if a shareholder held Ordinary Shares through a bank or broker and did not indicate how the holder wanted the Ordinary Shares voted in the election of directors, the shareholder's bank or broker was allowed to vote those Ordinary Shares on the shareholder's behalf in the election of directors as it felt appropriate.  Recent changes in regulations were made to take away the ability of a shareholder's bank or broker to vote uninstructed shares in the election of directors on a discretionary basis.  Thus, if a shareholder holds Ordinary Shares through a bank or broker and does not instruct the bank or broker how to vote in the election of directors, no votes will be cast on that shareholder's behalf.  The shareholder's bank or broker will, however, continue to have discretion to vote any uninstructed shares with respect to the other matters on the agenda.

Our Board of Directors unanimously recommends that you vote "FOR" all proposals under Items 1 through 8 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows information as of May 25, 2011 for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding Ordinary Shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group.  The information in the table below is based on 17,346,561 Ordinary Shares outstanding as of May 25, 2011.  Except as otherwise set forth below, the street address of the beneficial owners is c/o RRsat Global Communications Network Ltd., Reem, D.N. Shikmim 79813, Israel.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ordinary Shares
Executive Officers and Directors
Dr. Shlomo Shamir	-	-
David Rivel (2)	2,268,740	12.91%
David Aber	-	-
Lior Rival	27,000	*
Maya Rival	12,000	*
Ziv Mor	12,000	*
David Assia (3)	11,480	*
Amit Ben-Yehuda	3,336	*
Dan Levinson	-	-
Vered Levy-Ron (3)	2,480	*
Ron Oren	-	-
Gilad Ramot	12,840	*
Guy Vaadia	-	-
All directors and officers as a group (13 persons)(2)	2,349,876	13.54%
Other 5% Shareholders
Del-Ta Engineering Equipment Ltd. (4)	6,810,367	39.26%
Kardan Communications Ltd. (5)	4,233,600	24.41%
_______________________

*	Less than 1%.

(1)	Excludes outstanding options that do not vest within 60 days of May 25, 2011.

(2)
Based on Schedule 13G/A filed with the Securities and Exchange Commission on February 2, 2011 and on other information provided to us.  Includes currently exercisable options to purchase (i) 37,800 Ordinary Shares at an exercise price of $5.60 per share; (ii) 37,800 Ordinary Shares at an exercise price of $6.16 per share; (iii) 44,100 Ordinary Shares at an exercise price of $6.77 per share; (iv) 50,400 Ordinary Shares at an exercise price of $7.45 per share; and (v) 63,000 Ordinary Shares at an exercise price of $8.35 per share.  These Ordinary Shares are deemed outstanding for the purpose of computing the percentage owned by David Rivel (that is, they are included in both the numerator and the denominator) but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3)	Consists of vested options to purchase our Ordinary Shares.

(4)
Based on Schedule 13G/A filed with the Securities and Exchange Commission on February 2, 2011 and on other information provided to us.  The address of Del-Ta Engineering Equipment Ltd. is Inter-Gamma house industrial P.O.B 3805 Kfar Neter 40900, Israel.  Del-Ta Engineering Equipment Ltd. is a wholly-owned subsidiary of Rapac Communication & Infrastructure Ltd a company publicly traded on the Tel-Aviv Stock Exchange.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of May 5, 2011, Inter-Gamma Investment Company Ltd., a company also publicly traded on the Tel-Aviv Stock Exchange, beneficially owned shares of Rapac Communication & Infrastructure Ltd. representing approximately 56.38% of the voting power and share capital of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of May 5, 2011, Mr. Tanhum Oren beneficially owned shares of Inter-Gamma Investment Company Ltd. representing approximately 87.44% of the voting power and share capital of Inter-Gamma Investment Company Ltd.  Del-Ta Engineering Equipment Ltd. directly holds 6,139,300 Ordinary Shares.  InterGamma International Trade Founded by InterGamma Investments Co., a wholly owned subsidiary of Del-Ta Engineering Equipment Ltd., directly holds 671,067 Ordinary Shares.  In addition, Del-Ta Engineering Equipment Ltd. may be deemed the beneficial owner of an additional 2,268,740 Ordinary Shares that are beneficially owned by Mr. Rivel, by virtue of the irrevocable proxy for the election of directors that Mr. Rivel has granted to Del-Ta Engineering Equipment Ltd. Mr. Oren disclaims beneficial ownership of the Ordinary Shares beneficially owned by Del-Ta Engineering Equipment Ltd. except to the extent of his interest in Inter-Gamma Investment Company Ltd.

(5)
Based on Schedule 13G/A filed with the Securities and Exchange Commission on January 31, 2011 and on other information provided to us.  The address of Kardan Communications Ltd. is 154 Menachem Begin Road Tel-Aviv 64921, Israel.  Kardan Israel Ltd., a company publicly traded on the Tel-Aviv Stock Exchange, beneficially owns all the shares of Kardan Communications Ltd.  As of May 5, 2011, Kardan N.V., a company publicly traded on the Euronext Amsterdam Market and the Tel-Aviv Stock Exchange, beneficially owned shares of Kardan Israel Ltd. representing approximately 73.67% of the voting power of Kardan Israel Ltd.

ITEM 1 – PROPOSAL TO REELECT SEVEN DIRECTORS

You are being asked to reelect seven of our current directors: Dr. Shlomo Shamir, David Rivel, Amit Ben-Yehuda, Dan Levinson, Ron Oren, Gilad Ramot and Guy Vaadia.  Our two Outside Directors, David Assia and Vered Levy-Ron, are not required to stand for reelection at this meeting as their term of office expires in January 2013.

In accordance with the Israeli Companies Law, each of the nominees for election to our Board of Directors (as well as our two Outside Directors) has certified to us that he or she meets all the requirements of the Israeli Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of RRsat, taking into account the size and special needs of RRsat.

Nominees for Director

Our Board of Directors recommended that the following seven nominees be reelected to our Board of Directors at the meeting.  If elected at the meeting, these nominees will serve until next year's annual meeting of our shareholders.

Dr. Shlomo Shamir is the Chairman of our Board of Directors since May 2011 and a member of our Board of Directors since April 2011.  Dr. Shamir has significant senior-level management experience from several leading global technology companies, with business experience in all five continents and several industries.  Prior to Joining RRsat, Dr. Shamir served from July 2009 until March 2010 as the President of Aeronautics Systems Ltd.  Prior to that position, he served from 2005 until 2009 as the President of NICE Systems Ltd. (NASDAQ:NICE), and from 2001 until 2005 as the President and CEO of NICE Systems Inc.  Before to joining NICE in 2001, Dr. Shamir served as President and CEO of CreoScitex Americas from 2000 to 2001, and as President and CEO of Scitex Americas from 1997 until 2000. Prior to joining Scitex, Dr. Shamir served for 24 years in the Israel Defense Forces and retired as a Brigadier General.  He is currently also the Chairman of the Board of Directors of Scodix Ltd., and serves as a director of Visonic Ltd.(TASE:VSC), a public company traded on the Tel-Aviv Stock Exchange, and several privately held companies, including M.S.T. Raviv Modular Space Transportation 2002 Ltd. Dr. Shamir holds a Bachelor of Science degree in Physics from the Technion – Israel Institute of Technology (1969), and Master of Science (1978) and PhD (1980) degrees in Engineering Economic Systems from Stanford University, California.

David Rivel, our founder and Chief Executive Officer since 1991, is also one of our directors.  Mr. Rivel is an electronic, computers and communications engineer with over 30 years of experience in radio frequency communications, antennas, video, television and satellite communication.  He is responsible for the development and implementation of our strategy, our business development and the overall management of our company.  He holds an M.Sc. degree in Electrical Engineering from the Technion – Israel Institute of Technology, Be'er Sheva Campus, and is a member of the IEEE, World Teleport Association and Society of Satellite Professionals Association.  He is the father of Lior Rival, our Vice President of Sales and Marketing, and Maya Rival, our Vice President – Operations.

Amit Ben-Yehuda, a member of our Board of Directors since March 2004, is Chief Executive Officer and a director of Kardan Communications Ltd., a holding company that focuses in communication companies, which is one of our principal shareholders.  Prior to becoming Chief Executive Officer of Kardan Communications Ltd. in January 2006, Mr. Ben-Yehuda was Deputy CEO of Kardan Communications Ltd. from January 2005 to January 2006 and Vice President Business Development of Kardan Communications Ltd. from October 1999 to January 2005.  From late 1996 to late 1999, Mr. Ben-Yehuda served as the Director of Business Development of Cellcom Israel Ltd., a leading wireless telecommunications services operator in Israel.  Mr. Ben-Yehuda served as Senior Advisor to the Israeli Ministry of Tourism and the Israeli Ministry of Interior Affairs from 1992 to 1996.  He serves as a director of Kardan Technologies Ltd., a public company traded on the Tel-Aviv Stock Exchange, and of several privately held companies, including Unicell Ltd., The Israeli Channel and Baby First TV LLC.  Mr. Ben-Yehuda holds a B.A. in Economics and Political Science and an M.B.A. from Tel-Aviv University.

Dan Levinson, a member of our Board of Directors since July 2008, is the Business Development Manager of Kardan Communications Ltd.  Prior to becoming Business Development Manager of Kardan Communications Ltd. in June 2008, Mr. Levinson worked in Strategic Planning for The First International Bank of Israel from 2003 until 2008. From 2000 until 2003 Mr. Levinson served as an associate in the venture capital funds of Poalim Capital Markets. From 1998 until 2000 Mr. Levinson served as a credit officer in the Corporate Banking Division of Bank Hapoalim.  Mr. Levinson currently serves as a director of several private companies, including Unicell Advanced Cellular Solutions Ltd. and IDIT IDI Technologies Ltd.  Mr. Levinson holds a Bachelor of Science in Management from the Arizona State University and an MBA from Tel-Aviv University.

Ron Oren, a member of our Board of Directors since March 2006, is the Chief Executive Officer and President of Rapac Communication & Infrastructure Ltd.  Mr. Oren served as Vice President – Business Development of Rapac Communication & Infrastructure Ltd. from July 2005 until the end of 2006.  Prior to his engagement at Rapac Communication & Infrastructure Ltd., Mr. Oren served as the Technology Manager of Delta Film Ltd., the largest importer of photographic materials and products in Israel, from July 2001 to July 2005, and as the Logistic Control Manager of Orbotech Ltd., a company that develops equipment for inspecting and imaging circuit boards and display panels, from February 1999 to June 2001. He is also a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Del-Ta Engineering Equipment Ltd., Orpak Systems Ltd. and O.R.T. Technologies Ltd., a public company traded on the Tel-Aviv Stock Exchange.  Mr. Oren holds a B.Sc. in Industrial and Management Engineering from the Technion – Israel Institute of Technology and an M.B.A. from the Herzliya Interdisciplinary Center.

Gilad Ramot, a member of our Board of Directors since April 2001 and served as Chairman of our Board of Directors from April 2001 through May 2011, is a director and the Chief Executive Officer of Del-Ta Engineering Equipment Ltd., a holding company and a defense and aerospace consulting and marketing firm that is one of our principal shareholders.  Mr. Ramot has been the Chief Executive Officer of Del-Ta Engineering Equipment Ltd. since January 2001.  He serves as Chairman of El-Mor Electricity (1986) Ltd. and El-Mor Industries Ltd., and as a director of General Engineers Ltd. and General Engineers Lighting and Power Protection Ltd., companies engaged in the distribution, marketing and servicing of various electrical equipment, as a director of Liron Technologies Equipment Ltd., a company engaged in projects and sales of electric power switching gear, and as the President of Delta Systems, the representative of Raytheon Company in Israel.  Mr. Ramot, who is a Brigadier General (res.) in the Israel Defense Forces, served as the Israeli Defense Forces' Air Defense Forces Commander from 1994 to 1998.  He holds a B.A. in Social Science from Bar-Ilan University, Israel and an M.A. in Management from the Air War High College, France.

Guy Vaadia, a member of our Board of Directors since October 2007, is the Managing Partner of Origo Investments, a credit investment fund.  Prior to joining Origo Investments in 2009, Mr. Vaadia was the Chief Executive Officer of FIBI Holdings Ltd., FIBI Investment House Ltd. and FIBI Investment House A (1998) Ltd.  Prior to becoming the Chief Executive Officer in February 2005, Mr. Vaadia served as Chief Business Credit Officer at Bank Ha'Mizrahi from 1995.  Until March 2009, Mr. Vaadia served as a director of FIBI Investment House Ltd., FIBI Investment House A (1998) Ltd., CRH (Israel) Ltd., Inter-Gamma Investment Company Ltd., Rapac Communication & Infrastructure Ltd. and Shamir Optical Industry Ltd and currently services as a director in O.R.T. Technologies Ltd..   Mr. Vaadia received B.Sc and M.S.C. degrees in Economics, Agriculture and Management from the Hebrew University in Jerusalem, and an M.B.A. degree from INSEAD at Fontainebleau.

We are proposing to adopt the following resolution:

"RESOLVED, that the election of the following seven persons to the Board of Directors of RRsat Global Communications Network Ltd. until the 2012 annual meeting of shareholders of RRsat Global Communications Network Ltd. be, and it hereby is, approved: Dr. Shlomo Shamir, David Rivel, Amit Ben-Yehuda, Dan Levinson, Ron Oren, Gilad Ramot and Guy Vaadia."

These seven directors will be elected by cumulative voting of the shareholders voting on this proposal in person or by proxy.  Each shareholder shall be entitled to as many votes as shall equal the number of Ordinary Shares held by such shareholder multiplied by seven (the number of directors to be elected).  Each shareholder may cast all of its votes for a single director nominee or may distribute its votes among any number of director nominees as it may see fit.

ITEM 2 – PROPOSAL TO REAPPOINT AN OBSERVER TO THE BOARD OF
DIRECTORS AND APPROVE THE OBSERVER'S COMPENSATION

Yigal Berman has served as an observer to our Board of Directors since our 2007 annual general meeting.  Prior to that appointment, Mr. Berman served as a member of our Board of Directors since June 1993.  Our Audit Committee and Board of Directors have determined that it is in the best interest of RRsat and its shareholders for RRsat to continue to benefit from Mr. Berman's expertise and contribution.  Accordingly, our Audit Committee and Board of Directors have approved the reappointment of Mr. Berman as an observer to our Board of Directors until next year's annual meeting of our shareholders or until such earlier time determined by the Board of Directors, and to compensate Mr. Berman for his services.  We are therefore proposing that you now approve the reappointment and compensation of Mr. Berman.  Mr. Berman's background is described below:

Yigal Berman is the Vice President, Chief Financial Officer and Secretary of Inter-Gamma Investment Company Ltd., one of our principal shareholders (through its indirect subsidiary Del-Ta Engineering Equipment Ltd.).  Mr. Berman served as our director from June 1993 through October 2007.  Mr. Berman serves as a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Rapac Communication & Infrastructure Ltd., a holding company that primarily operates in the fields of communication, energy, computers and military systems and is publicly traded on the Tel-Aviv Stock Exchange, Orpak Systems Ltd., a company engaged in computerized fuel management and payment systems, and Orpak's holding company, O.R.T. Technologies Ltd., a public company traded on the Tel-Aviv Stock Exchange.  Mr. Berman holds a B.A. in Economics and an M.B.A. from Tel-Aviv University.

We are proposing to adopt the following resolutions:

"RESOLVED, that the reappointment of Yigal Berman as an observer to the Board of Directors of RRsat Global Communications Network Ltd. until the 2012 annual meeting of shareholders of RRsat Global Communications Network Ltd. or until such earlier time as determined by the Board of Directors be, and it hereby is, approved.

FURTHER RESOLVED, to approve the following compensation for Yigal Berman as observer to the Board of Directors of RRsat Global Communications Network Ltd.:

i.	Annual fee – US$17,000;

ii.	Fee for attending meeting of the Board of Directors or committee of Board of Directors as observer:

a.
Attending in person – US$500 (unless the meeting of the committee of the Board of Directors is held immediately before or after a Board meeting, in which case, the fee for such meeting will be US$200); and

b.	Attending by phone or written consent – US$150."

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolutions to approve the reappointment and compensation of Mr. Berman.  In addition, since Mr. Berman is the Vice President, Chief Financial Officer and Secretary of Inter-Gamma Investment Company Ltd., a company that may be deemed to be a controlling shareholder of RRsat under Israeli law, a special majority vote will be required for approval of this proposal.  In order to approve the reappointment and compensation of Mr. Berman, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders that vote against this proposal must not represent more than two percent of our outstanding Ordinary Shares.  For this purpose, you are asked to indicate on the enclosed proxy card if you have a personal interest in the adoption of the proposal to approve the reappointment and compensation of Mr. Berman.

ITEM 3 – PROPOSAL TO APPROVE CHANGES TO THE COMPENSATION OF LIOR
RIVAL, OUR VICE PRESIDENT – SALES AND MARKETING

Our Compensation Committee, Audit Committee and Board of Directors have approved, and recommended that our shareholders approve, a change to the compensation of Lior Rival, our Vice President – Sales and Marketing.  Our Compensation Committee, Audit Committee and Board of Directors further determined that the compensation change is in the best interest of the company.  Mr. Rival has served as our Vice President – Sales and Marketing since January 2003, after having served as our Marketing Manager from April 1998 to January 2003.  Mr. Rival is the son of David Rivel, our Chief Executive Officer, and the brother of Maya Rival, our Vice President – Operations.  Pursuant to the proposed compensation change, Mr. Rival will receive, effective January 1, 2011 and through December 31, 2013, a monthly gross salary of NIS 50,000 (approximately $14,750), and a monthly advance bonus payment of NIS 10,000 (approximately $2,950), to be offset against his annual bonus, as well as customary benefits.  Mr. Rival will also be entitled to an annual bonus subject to compliance with criteria based on our annual gross profit, as set forth in Annex A.

Since Mr. Rival is the son of David Rivel, our Chief Executive Officer, and David Rivel may be deemed a "controlling shareholder" of our company due to a shareholders agreement he has with our other shareholder, Del-Ta Engineering Equipment Ltd., the change to Mr. Rival's compensation requires the approval of our shareholders under Israel's Companies Law.

We are proposing to adopt the following resolutions:

"RESOLVED, to approve the changes to the compensation of Lior Rival, RRsat Global Communications Network Ltd.'s Vice President – Sales and Marketing, as set forth in Item 3 of the Proxy Statement."

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolutions to approve the changes to the compensation of Mr. Rival.  In addition, since Mr. Rival is the son of David Rivel, our Chief Executive Officer, and David Rivel may be deemed a "controlling shareholder" of our company due to a shareholders agreement he has with our other shareholder, Del-Ta Engineering Equipment Ltd., a special majority vote will be required for approval of this proposal.  In order to approve the changes to the compensation of Mr. Rival, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders that vote against this proposal must not represent more than two percent of our outstanding Ordinary Shares.  For this purpose, you are asked to indicate on the enclosed proxy card if you have a personal interest in the adoption of the proposal to approve the changes to the compensation of Mr. Rival.

ITEM 4 – PROPOSAL TO APPROVE AN AMENDMENT TO OUR 2006 ISRAEL
EQUITY INCENTIVE PLAN

We initially adopted our 2006 Israel Equity Incentive Plan (the "Plan") at the time of the company's IPO in 2006.  Currently, there are only 217,598 Ordinary Shares authorized and reserved for issuance under the Plan, which were not yet issued or reserved for issuance under outstanding options, and the Plan is scheduled to expire in September 2013.  As a result, we have limited ability to grant additional awards under the Plan to our employees and directors, such as the option grant contemplated to our new Chairman as described in more detail in Item 5 below.

The Board of Directors recognizes the importance of maintaining a sufficient number of Ordinary Shares reserved and authorized for issuance in the next few years to be able to retain and motivate our employees and directors as our company continues to grow. In order to continue the award of options and restricted share units to our employees and directors, each of our Compensation Committee, Audit Committee and Board has approved, and recommended that the shareholders approve, an amendment to the Plan providing for an increase of 520,397 Ordinary Shares to the number of Ordinary Shares reserved and authorized for issuance under the Plan, and to extend the term of the Plan until December 31, 2020, as described in Annex B.

We therefore propose that the following resolution be adopted:

RESOLVED, that the amendment to the RRsat Global Communications Network Ltd. 2006 Israel Equity Incentive Plan, in the form attached as Annex B to the Proxy Statement be, and hereby is, approved.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

ITEM 5 – PROPOSAL TO APPROVE A CHAIRMAN SERVICE AGREEMENT AND
THE GRANT OF OPTIONS TO DR. SHLOMO SHAMIR, THE CHAIRMAN OF OUR
BOARD OF DIRECTORS

In May 2011, our Board of Directors appointed Dr. Shlomo Shamir as the new Chairman of our Board of Directors.

Our Compensation Committee, Audit Committee and Board of Directors have approved, and recommended that our shareholders approve, subject to Dr. Shamir being reelected as director at this meeting, the execution and delivery of a Chairman Service Agreement with a service company controlled by Dr. Shamir and his spouse, and the grant of options to Dr. Shamir.

Pursuant to the proposed Chairman Services Agreement, in consideration for the services provided by Dr. Shamir to the company, Dr. Shamir's services company will be entitled to a monthly fee of $8,000 and an annual bonus.  The payment of the annual bonus is subject to compliance with criteria based on our annual operating results, as set forth in Annex C-1.  Pursuant to its terms, the Chairman Service Agreement will initially be effective for a one year period commencing the date of the meeting, and, subject to Dr. Shamir continuing to serve as the Chairman of our Board of Directors and neither party terminating the agreement or electing not to extend it in accordance with its terms, the Chairman Service Agreement will be automatically renewed for additional one year periods.

Pursuant to the terms of the option grant, if approved by the shareholders at the meeting, we will grant Dr. Shamir options to purchase 260,198 Ordinary Shares at an exercise price equal to 100% of the closing price of the Ordinary Shares on the NASDAQ Global Select Market on the date of the meeting, vesting over a period of 4 years, subject to the vesting criteria set forth in Annex C-2.  The grant of the options is also to the adoption of the amendment to our 2006 Israel Equity Incentive Plan, as described in Item 4 above.

Our Compensation Committee, Audit Committee and Board of Directors have determined that the execution and delivery of the Chairman Service Agreement and the grant of the options to Dr. Shamir is in the best interest of the company.

We are proposing to adopt the following resolution:

"RESOLVED, to approve the execution and delivery of the Chairman Services Agreement by RRsat Global Communications Network Ltd. and the grant of options to Dr. Shlomo Shamir, as set forth in Item 5 of the Proxy Statement."

The affirmative vote of the holders of 75% of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolutions to approve the execution and delivery of the Chairman Service Agreement with a service company controlled by Dr. Shamir and his spouse, and the grant of the options to Dr. Shamir.

ITEM 6 – PROPOSAL TO INCREASE THE COVERAGE OF OUR DIRECTORS AND
OFFICERS' (D&O) LIABILITY INSURANCE POLICY

Our directors and officers' (D&O) liability insurance policy coverage is currently limited to $10 million and has not been adjusted since our initial public offering in 2006.  Following consultation with our insurance advisors and a review of similarly situated companies, our Audit Committee and Board of Directors have determined that it is in the best interest of the company to increase the D&O policy coverage from $10 million to $15 million.

Israel's Companies Law provides that any arrangement relating to the insurance of directors requires the approval of the Audit Committee, the Board of Directors and the shareholders, in that order.  Our Audit Committee and Board of Directors have approved, and recommended that our shareholders approve, to amend our D&O liability insurance policy by increasing the policy coverage to $15 million.

We are proposing to adopt the following resolution:

"RESOLVED, to amend our directors and officers' (D&O) liability insurance policy by increasing the policy coverage to $15 million."

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

ITEM 7 – PROPOSAL TO EXTEND THE TERM OF OUR MANAGEMENT SERVICES
AGREEMENT WITH OUR PRINCIPAL SHAREHOLDERS

In October 2006, we entered into a management service agreement with our principal shareholders, Del-Ta Engineering Ltd. and Kardan Communications Ltd.  This agreement sets forth the management and consulting services that Del-Ta Engineering and Kardan Communications are obligated to provide us and the annual management fees payable thereunder as follows: (i) $235,000 to Del-Ta Engineering and (ii) $163,000 to Kardan Communications.

The management services agreement provided initially for a one year term and renewed automatically for one year periods.   To date, the management services agreement has remained in effect.  Pursuant to the agreement, each of Del-Ta Engineering and Kardan Communications agreed not to terminate or amend the agreement without the consent of the other service provider, and the parties also agreed that for so long as each has a representative serving on our board of directors, neither party will vote at any shareholder vote in favor of terminating or not renewing the agreement.

Due to a recent amendment to Israel's Companies Law, we are required to seek shareholder approval in order to extend the term of any services agreement with a controlling shareholder for more than three years.  Information on the shareholdings of Del-Ta Engineering and Kardan Communications is available elsewhere in this proxy statement under the heading "Beneficial Ownership of Securities by Certain Beneficial Owners and Management".

Our Audit Committee and Board of Directors have determined that it is in the best interest of RRsat and its shareholders for RRsat to continue to benefit from the expertise and contribution of Del-Ta Engineering and Kardan Communications pursuant to the terms of the management services agreement.  Accordingly, our Audit Committee and Board of Directors have approved the extension of term of the management services agreement for a period ending on the third year anniversary of this meeting, and we are proposing that you now approve such extension.  Other than the term of the agreement, all other terms of the management services agreement will not be affected by the extension.

We are proposing to adopt the following resolution:

"RESOLVED, to extend the term of the management services agreement with Del-Ta Engineering Ltd. and Kardan Communications Ltd. for a period ending on the third year anniversary of this meeting."

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the extension of the term of the management services agreement.  In addition, since Del-Ta Engineering and Kardan Communications may be deemed to be controlling shareholders of RRsat under Israeli law, a special majority vote will be required for approval of this proposal.  In order to approve the extension of the term of the management services agreement, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders that vote against this proposal must not represent more than two percent of our outstanding Ordinary Shares.  For this purpose, you are asked to indicate on the enclosed proxy card if you have a personal interest in the adoption of the proposal to extend the term of the management services agreement.

ITEM 8 – PROPOSAL TO RATIFY THE APPOINTMENT AND COMPENSATION
OF OUR INDEPENDENT PUBLIC ACCOUNTANTS;
REVIEW AND DISCUSSION OF OUR 2010 CONSOLIDATED FINANCIAL
STATEMENTS

Our Audit Committee and Board of Directors have appointed Somekh Chaikin, an Israeli accounting firm that is a member of KPMG International, as our independent public accountants for 2011.

Representatives of Somekh Chaikin will attend the meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the meeting.  In accordance with Section 60(b) of Israel's Companies Law, you are invited to discuss our 2010 consolidated financial statements, and questions regarding the consolidated financial statements may be addressed to us or to our auditors.  Our Annual Report on Form 20-F for the year ended December 31, 2010, including our 2010 audited consolidated financial statements, is available on our website at www.rrsat.com.  To have a printed copy mailed to you, please contact us at Reem, D.N. Shikmim 79813, Israel; tel: +972-8-861-0000, email: investors@rrsat.com.

We are proposing to adopt the following resolution:

"RESOLVED, that the appointment of Somekh Chaikin, a member of KPMG International, as RRsat Global Communications Network Ltd.'s independent public accountants for 2011 be, and it hereby is, ratified, and the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors)) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services."

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

ADDITIONAL INFORMATION

Voting Restrictions.  We conduct our operations pursuant to licenses granted to us by the Ministry of Communications of the State of Israel.  Our Articles of Association and the licenses contain provisions that may cause the suspension of voting rights of holders of our Ordinary Shares if such holder (that was not one of our shareholders prior to our initial public offering) becomes a beneficial holder of 10% or more of our Ordinary Shares or acquires our Ordinary Shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Minister of Communications of the State of Israel.  Ordinary Shares held in breach of these limits may be considered dormant shares and will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings).  Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares.

Any shareholder seeking to vote at the Annual General Meeting must notify us prior to the vote if any of the shareholder's holdings in RRsat or the shareholder's vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control of RRsat, in each case as specified in Article 12A of our Articles of Association and in Section 1(b) to Annex F of our Special License No. 5-10439-0-96224 and in Section 1(b) to Annex H of our Special License No. 5-10439-2-95049.  Unless indicated otherwise in the proxy card, by signing and sending the enclosed proxy card, each shareholder certifies to RRsat that neither the shareholder's holdings nor the shareholder's vote requires the consent of the Minister of Communications of the State of Israel.

By Order of the Board of Directors,

Dr. Shlomo Shamir
Chairman of the Board of Directors

Dated: May 25, 2011

Annex A

Vice President – Sales and Marketing – Annual Bonus Criteria

The Vice President – Sales and Marketing will be entitled to an annual bonus subject to the Company reaching in the applicable year not less than 75% of budgeted annual gross profit.  In such case, the annual bonus shall be calculated as follows:

•	0.33% of the Company's annual gross profit less sales and marketing expenses.

•	For any increase in the Company's annual gross profit less sales and marketing expenses compared to the prior year:

o	2.0% for the portion of any increase up to 10%.

o	2.5% of the portion of any increase that is more than 10% and up to 15%.

o	3.5% of the portion of any increase that is more than 15% and up to 20%.

o	4.5% of the portion of any increase that is more than 20%.

•	Increases to annual gross margin resulting from M&A activity which do not exceed $5 million shall be taken into account in the calculation of the bonus.

•	In the event of any increase to annual gross margin that result from M&A activity that exceed $5 million, the parties will reevaluate whether any changes are required to the bonus formula.

Annex B

Form of Amendment to 2006 Equity Incentive Plan

Effective as of May 15, 2011, the RRsat Global Communications Network Ltd. 2006 Israel Equity Incentive Plan (the "Plan") is hereby amended as follows (the "Amendment"):

1.           The first sentence of Section 3(a) of the Plan is deleted in its entirety and replaced with the following:

"Subject to the provisions of Section 18 of the Plan, the maximum aggregate number of Shares which may be issued under the Plan is 961,397 Shares."

2.            Section 7 of the Plan is deleted in its entirety and replaced with the following:

"Term of Plan.  The Plan shall continue in effect until December 31, 2020."

3.           Except as explicitly amended by this Amendment, all other terms of the Plan shall remain in full force and effect.

Annex C-1

Chairman Service Agreement – Annual Bonus Criteria

The Service Provider shall be entitled each year commencing 2012 to an annual bonus calculated as follows:

Þ	1.00% X (FY Income before Taxes on Income – the Threshold)

"FY Income before Taxes on Income" shall mean the Company's Income before Taxes on Income in the applicable fiscal year (as stated in the Company's Statements of Operations included in the Company's audited consolidated financial statements prepared in accordance with US GAAP).

The "Threshold" shall initially be $10,000,000.  Commencing fiscal year 2014, the Company's Board of Directors shall be authorized (subject to any shareholder approval that may be required at such time under any applicable law) to amend the Threshold to address changes in the Company's financial results, operations and/or activities.

In the event the Company acquires or disposes of one or more companies and/or businesses (the "Business") after the date of this Agreement, the Threshold shall be adjusted upward or downward, as applicable, to give effect to the last annual (or trailing four fiscal quarters) Operating Income (Loss) of the Business for the period prior to the date the Business was acquired or disposed.

The Company may elect to pay the Service Provider a bonus in the event the Company consummates an M&A transaction.  Any such bonus shall be subject to the full discretion of the Board and the approval of the Company's shareholders (to the extent such approval is required at such time under any applicable law).

Annex C-2

Chairman – Terms of Options

Options:	Options to purchase 260,198 Ordinary Shares of the Company

Grant Date:	The date of the 2011 Annual General Meeting of Shareholders ("AGM")

Exercise Price:	100% of the closing price of the Ordinary Shares on the NASDAQ Global Select Market on the date of the AGM

Vesting Schedule:
86,733 Options (the "First Tranche") shall vest on the second year anniversary of the AGM if and only if the following condition occurs: the average closing price of the Ordinary Shares in December 2012 on NASDAQ (or other stock exchange which serves as the principal trading market of the Ordinary Shares at such time) (the "Principal Stock Exchange") equals or exceeds $12.50.  August 5,

86,733 Options (the "Second Tranche"), together with any unvested portion of the First Tranche, shall vest on the third year anniversary of the AGM if and only if the following condition occurs: the average closing price of the Ordinary Shares in December 2013 on the Principal Stock Exchange equals or exceeds $14.41.

86,732 Options, together with any unvested portion of the First Tranche and/or the Second Tranche, shall vest on the fourth year anniversary of the AGM if and only if the following condition occurs: the average closing price of the Ordinary Shares in December 2014 on the Principal Stock Exchange equals or exceeds $18.45.

The August 5, Ordinary Share price in each case ($10.39, $14.41 and $18.45) shall be proportionately adjusted for any increase or decrease in the number of issued Ordinary Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Ordinary Shares.

Incentive Plan:	RRsat Global Communications Network Ltd. 2006 Israel Equity Incentive Plan

Expiration Date:	7 years from the Grant Date.